Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-Looking Statements and Factors that May Affect Future Results of Operations”, below, as well in the “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2017, or our 2017 Annual Report.

Overview of Business and Trend Information

We are a leading global provider of applied additive technology solutions for industries including aerospace, automotive, healthcare, consumer products and education. We focus on customers’ business requirements and seek to create new value for our customers across their product lifecycle processes, from design prototypes to manufacturing tools and final production parts. We operate a 3D printing ecosystem of solutions and expertise, comprised of advanced materials; software with voxel level control; precise, repeatable and reliable fused deposition modeling (FDM) and PolyJet 3D printers; application-based services; on-demand parts and key partnerships. We strive to ensure that our solutions are integrated seamlessly into each customer’s evolving workflow. Our applications are industry-specific and geared towards accelerating business processes, optimizing value chains and driving business performance improvements. Our customers range from individuals and smaller businesses to large, global enterprises, including a number of Fortune 100 companies.

Our 3D printers include systems ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM. We also develop, manufacture and sell materials for use with our systems and provide related services offerings. We offer a powerful range of additive manufacturing materials, including clear, rubberlike and biocompatible photopolymers, and tough high-performance thermoplastics. We believe that the range of 3D printing consumable materials that we offer, consisting of 58 FDM cartridge-based materials, 37 PolyJet cartridge-based materials, 158 non-color digital materials, and over 500,000 color variations, is the widest in the industry. Our service offerings include Stratasys Direct Manufacturing, or SDM, printed parts services, which offers additive manufacturing, or AM, capabilities encompassing a wide range of technologies allowing for plastic and metal parts for rapid prototyping and production processes, as well as related professional services.

We conduct our business globally and provide products and services to our global customer base through our main operational facilities which are located in Israel, the United States, Germany and Hong Kong as well through our offices in China, Brazil, India, Japan, Korea, Mexico, Switzerland and the United Kingdom. Our extensive global reach is well-positioned through a network of approximately 200 resellers and selling agents around the world and an online channel. We have approximately 2,200 employees and hold more than 1,200 granted or pending additive manufacturing patents globally.

Summary of Financial Results

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited condensed consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results, on a GAAP basis, for the three and nine months ended September 30, 2018 with the corresponding periods in 2017.

Results of Operations

Comparison of Three Months Ended September 30, 2018 to Three Months Ended September 30, 2017

The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended September 30,
	2018		2017
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$162,049	100.0%	$155,867	100.0%
Cost of revenues	83,121	51.3%	80,628	51.7%
Gross profit	78,928	48.7%	75,239	48.3%
Research and development, net	25,786	15.9%	21,767	14.0%
Selling, general and administrative	49,792	30.7%	60,345	38.7%
Operating income (loss)	3,350	2.1%	(6,873)	-4.4%
Financial expense, net	(39)	0.0%	(305)	-0.2%
Income (loss) before income taxes	3,311	2.0%	(7,178)	-4.6%
Income tax expenses	304	0.2%	2,571	1.6%
Share in losses of associated companies	(3,752)	-2.3%	(489)	-0.3%
Net loss attributable to non-controlling interests	(66)	0.0%	(81)	-0.1%
Net loss attributable to Stratasys Ltd.	(679)	-0.4%	(10,157)	-6.5%

Discussion of Results of Operations

Revenues

Our products and services revenues for the three months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2018	2017	% Change
	U.S. $ in thousands
Products	$109,647	$108,401	1.1%
Services	52,402	47,466	10.4%
	$162,049	$155,867	4.0%

Products Revenues

Revenues derived from products (including systems and consumable materials) increased by $1.2 million, or 1.1%, for the three months ended September 30, 2018, as compared to the three months ended September 30, 2017. The increase in products revenues was driven by an increase in our consumables revenues and relatively flat systems revenues which were partially offset by lower recognized revenues of Solidscape, our subsidiary which was divested during the third quarter of 2018.

Systems revenues for the three months ended September 30, 2018 were relatively flat as compared to the three months ended September 30, 2017. Our systems revenues were impacted by an increase in our high-end systems revenues and a decrease in our lower-end systems revenues.

Consumables revenues for the three months ended September 30, 2018 increased by 2.6% as compared to the three months ended September 30, 2017. The increase reflects higher utilization of our installed base of systems.

Services Revenues

Services revenues (including Stratasys Direct Manufacturing ("SDM"), maintenance contracts, spare parts and other services) increased by $4.9 million for the three months ended September 30, 2018, or 10.4%, as compared to the three months ended September 30, 2017. The increase in services revenues was primarily driven by an increase in SDM revenues, as well as a 7.4% increase in customer support revenues, which include revenues generated mainly by maintenance contracts on our systems, reflecting the growth in our installed base of systems and improvement in our service contract attach rate.

Revenues by Region

Revenues and the percentage of revenues by region for the three months ended September 30, 2018 and 2017, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Three Months Ended September 30,
	2018		2017		% Change
		% of	U.S.$ in	% of
	U.S.$ in thousands	Revenues	thousands	Revenues
Americas*	$105,027	64.8%	$96,539	61.9%	8.8%
EMEA	32,436	20.0%	34,474	22.1%	-5.9%
Asia Pacific	24,586	15.2%	24,854	16.0%	-1.1%
	$162,049	100.0%	$155,867	100.0%	4.0%

* Represent the United States, Canada and Latin America

Revenues in the Americas region increased by $8.5 million, or 8.8%, to $105.0 million for the three months ended September 30, 2018, compared to $96.5 million for the three months ended September 30, 2017. The increase was driven by higher systems revenues, consumables revenues and services revenues.

Revenues in the EMEA region decreased by $2.0 million, or 5.9%, to $32.4 million for the three months ended September 30, 2018, compared to $34.5 million for the three months ended September 30, 2017. The decrease reflects lower systems revenues, partially offset by higher services revenues. In local currencies terms, revenues in the EMEA region for the three months ended September 30, 2018 decreased by 5.3% as compared to the three months ended September 30, 2017. Revenues in the EMEA region were unfavorably impacted by approximately $0.2 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region decreased by $0.3 million, or 1.1%, to $24.6 million for the three months ended September 30, 2018, compared to $24.9 million for the three months ended September 30, 2017. The decrease reflects lower systems revenues, partially offset by higher services revenues.

Gross Profit

Gross profit for our products and services for the three months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Three Months Ended September 30,
	2018	2017
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$61,007	$58,561	4.2%
Services	17,921	16,678	7.5%
	$78,928	$75,239	4.9%

Gross profit as a percentage of revenues for our products and services for the three months ended September 30, 2018 and 2017, were as follows:

	Three Months Ended September 30,
	2018	2017
Gross profit as a percentage of revenues from:
Products	55.6%	54.0%
Services	34.2%	35.1%
Total gross profit	48.7%	48.3%

Gross profit attributable to products revenues increased by $2.4 million, or 4.2%, to $61.0 million for the three months ended September 30, 2018, compared to gross profit of $58.6 million for the three months ended September 30, 2017. Gross profit attributable to products revenues as a percentage of products revenues increased to 55.6% for the three months ended September 30, 2018, compared to gross profit of 54.0% for the three months ended September 30, 2017.

The increase in gross profit attributable to products revenues was primarily driven by product mix toward our high-end systems revenues.

Gross profit attributable to services revenues increased by $1.2 million, or 7.5%, to $17.9 million for the three months ended September 30, 2018, compared to $16.7 million for the three months ended September 30, 2017. Gross profit attributable to services revenues as a percentage of services revenues in the three months ended September 30, 2018 decreased to 34.2%, as compared to 35.1% for the three months ended September 30, 2017. The decrease in gross margin attributable to services revenues was primarily driven by the expansion of our services operations and support as we continued to make investments in our customer base and was partially offset by improvement in SDM gross margin.

Operating Expenses

The amount of each type of operating expense for the three months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such quarter, were as follows:

	Three Months Ended September 30,
	2018	2017	% Change
	U.S. $ in thousands
Research and development, net	$25,786	$21,767	18.5%
Selling, general & administrative	49,792	60,345	-17.5%
	$75,578	$82,112	-8.0%
Percentage of revenues	46.6%	52.7%

Research and development expenses, net increased by $4.0 million, or 18.5%, to $25.8 million for the three months ended September 30, 2018, compared to $21.8 million for the three months ended September 30, 2017. The amount of research and development expenses constituted 15.9% of our revenues for the three months ended September 30, 2018, as compared to 14.0% for the three months ended September 30, 2017.

Our research and development expenses were impacted by timing of projects' spending based on our portfolio management, product development life cycle, as well as payroll related expenses. We continue to invest in long-term initiatives that include advancements in our core FDM and PolyJet technologies, as well as our new metal additive manufacturing platform, advanced composite materials, and software and application development.

Selling, general and administrative expenses decreased by $10.6 million, or 17.5%, to $49.8 million for the three months ended September 30, 2018, as compared to $60.3 million for the three months ended September 30, 2017. The amount of selling, general and administrative expenses constituted 30.7% of our revenues for the three months ended September 30, 2018, as compared to 38.7% for the three months ended September 30, 2017.

The decrease in our selling, general and administrative expenses was primarily driven by the gain of $7.0 million from the Solidscape divestment and lower payroll related expenses, partially offset by higher marketing expenses.

Operating Income (loss)

Operating income (loss) and operating income (loss) as a percentage of our total revenues for the three months ended September 30, 2018 and 2017, were as follows:

	Three Months Ended September 30,
	2018	2017
	U.S. $ in thousands
Operating income (loss)	$3,350	$(6,873)

Percentage of revenues	2.1%	-4.4%

Operating income amounted to $3.4 million for the three months ended September 30, 2018 compared to an operating loss of $6.9 million for the three months ended September 30, 2017. The increase in operating income was primarily attributable to the gain of $7.0 million from the Solidscape divestment and lower operating expenses for the three months ended September 30, 2018 compared to the three months ended September 30, 2017, as discussed above.

Financial expense, net

Financial expense, net, which was primarily comprised of effects of foreign currencies changes, as well as interest income and interest expense, amounted to less than $0.1 million for the three months ended September 30, 2018, compared to financial expense, net of $0.3 million, for the three months ended September 30, 2017.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes for the three months ended September 30, 2018 and 2017, as well as the percentage change in each reflected thereby, were as follows:

	Three Months Ended
	September 30,
	2018	2017
	U.S. $ in thousands		Change in %
Income tax expense	$304	$2,571	-88.2%

As a percent of loss before income taxes	9.2%	-35.8%	-125.6%

We had an effective tax rate of 9.2% for the three-month period ended September 30, 2018 compared to a negative effective tax rate of 35.8% for the three-month period ended September 30, 2017. Our effective tax rate as of September 30, 2018 was primarily impacted by the geographic mix of our earnings and losses.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the losses of unconsolidated entities accounted for by using the equity method of accounting. During the three months ended September 30, 2018, our proportionate share of the losses of our equity method investments was $3.8 million compared to $0.5 million in the three months ended September 30, 2017. The increase in our proportionate share of the losses of our equity method investments was primarily driven by an in-process research and development (IPR&D) write-off incurred in certain new equity method investment.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share, for the three months ended September 30, 2018 and 2017, were as follows:

	Three Months Ended September 30,
	2018	2017
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(679)	$(10,157)

Percentage of revenues	-0.4%	-6.5%

Diluted net loss per share	$(0.01)	$(0.19)

Net loss attributable to Stratasys Ltd. was $0.7 million for the three months ended September 30, 2018 compared to net loss of $10.2 million for the three months ended September 30, 2017. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses and income tax expenses, partially offset by an increase in share in losses of associated companies, as described above.

Diluted net loss per share was $0.01 and $0.19 for the three months ended September 30, 2018 and 2017, respectively. The weighted average fully diluted share count was 53.8 million for the three months ended September 30, 2018, compared to 53.0 million for the three months ended September 30, 2017.

Comparison of Nine Months Ended September 30, 2018 to Nine Months Ended September 30, 2017

The following table sets forth certain statement of operations data for the periods indicated:

	Nine Months Ended September 30,
	2018		2017
	U.S. $ in	% of	U.S. $ in	% of
	thousands	Revenues	thousands	Revenues
Revenues	$486,118	100.0%	$489,019	100.0%
Cost of revenues	247,893	51.0%	253,508	51.8%
Gross profit	238,225	49.0%	235,511	48.2%
Research and development, net	74,585	15.3%	69,652	14.2%
Selling, general and administrative	168,684	34.7%	190,406	38.9%
Operating loss	(5,044)	-1.0%	(24,547)	-5.0%
Financial income (expense), net	(114)	0.0%	380	0.1%
Loss before income taxes	(5,158)	-1.1%	(24,167)	-4.9%
Income tax expenses	1,110	0.2%	5,205	1.1%
Share in losses of associated companies	(11,185)	-2.3%	(1,006)	-0.2%
Net loss attributable to non-controlling interests	(182)	0.0%	(377)	-0.1%
Net loss attributable to Stratasys Ltd.	(17,271)	-3.6%	(30,001)	-6.1%

Discussion of Results of Operations

Revenues

Our products and services revenues for the nine months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2018	2017	% Change
	U.S. $ in thousands
Products	$331,967	$344,509	-3.6%
Services	154,151	144,510	6.7%
	$486,118	$489,019	-0.6%

Products Revenues

Revenues derived from products (including AM systems and consumable materials) decreased by $12.5 million, or 3.6%, for the nine months ended September 30, 2018, as compared to the nine months ended September 30, 2017. The decrease in products revenues was driven by a decrease in our systems revenues and was partially offset by an increase in our consumables revenues.

Systems revenues for the nine months ended September 30, 2018 decreased by 9.9% as compared to the nine months ended September 30, 2017. Consumables revenues for the nine months ended September 30, 2018 increased by 3.0% as compared to the nine months ended September 30, 2017.

Services Revenues

Services revenues (including SDM, maintenance contracts, spare parts and other services) increased by $9.6 million for the nine months ended September 30, 2018, or 6.7%, as compared to the nine months ended September 30, 2017. Within services revenues, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 8.0%, reflecting our growing installed base of systems and our effective support solutions suitable for end-users’ needs.

Revenues by Region

Revenues and the percentage of revenues by region for the nine months ended September 30, 2018 and 2017, as well as the percentage change in revenues in each such region reflected thereby, were as follows:

	Nine Months Ended September 30,
	2018		2017		% Change
		% of	U.S.$ in	% of
	U.S.$ in thousands	Revenues	thousands	Revenues
Americas*	$299,731	61.7%	$306,426	62.7%	-2.2%
EMEA	108,634	22.3%	105,239	21.5%	3.2%
Asia Pacific	77,753	16.0%	77,354	15.8%	0.5%
	$486,118	100.0%	$489,019	100.0%	-0.6%

* Represent the United States, Canada and Latin America

Revenues in the Americas region decreased by $6.7 million, or 2.2%, to $299.7 million for the nine months ended September 30, 2018, compared to $306.4 million for the nine months ended September 30, 2017. The decrease was primarily driven by lower systems revenues, partially offset by higher services and consumables revenues.

Revenues in the EMEA region increased by $3.4 million, or 3.2%, to $108.6 million for the nine months ended September 30, 2018, compared to $105.2 million for the nine months ended September 30, 2017. The increase reflects higher consumables and services revenues. In local currencies terms, revenues in the EMEA region for the nine months ended September 30, 2018 decreased by 3.1% as compared to the nine months ended September 30, 2017. Revenues in the EMEA region were favorably impacted by approximately $6.6 million, on a constant currency basis when using prior period’s exchange rates.

Revenues in the Asia Pacific region increased by $0.4 million, or 0.5%, to $77.8 million for the nine months ended September 30, 2018, compared to $77.4 million for the nine months ended September 30, 2017. The increase reflects higher services revenues, partially offset by lower products revenues.

Gross Profit

Gross profit for our products and services for the nine months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, were as follows:

	Nine Months Ended September 30,
	2018	2017
	U.S. $ in thousands		Change in %
Gross profit attributable to:
Products	$184,847	$185,466	-0.3%
Services	53,378	50,045	6.7%
	$238,225	$235,511	1.2%

Gross profit as a percentage of revenues for our products and services for the nine months ended September 30, 2018 and 2017, were as follows:

	Nine Months Ended September 30,
	2018	2017
Gross profit as a percentage of revenues from:
Products	55.7%	53.8%
Services	34.6%	34.6%
Total gross profit	49.0%	48.2%

Gross profit attributable to products revenues decreased by $0.6 million, or 0.3%, to $184.8 million for the nine months ended September 30, 2018, compared to gross profit of $185.5 million for the nine months ended September 30, 2017. Gross profit attributable to products revenues as a percentage of products revenues increased to 55.7% for the nine months ended September 30, 2018, compared to gross profit of 53.8% for the nine months ended September 30, 2017.

Gross profit attributable to services revenues increased by $3.3 million, or 6.7%, to $53.4 million for the nine months ended September 30, 2018, compared to $50.0 million for the nine months ended September 30, 2017. Gross profit attributable to services revenues as a percentage of services revenues in the nine months ended September 30, 2018 was 34.6% and remained the same as for the nine months ended September 30, 2017.

Operating Expenses

The amount of each type of operating expense for the nine months ended September 30, 2018 and 2017, as well as the percentage change reflected thereby, and total operating expenses as a percentage of our total revenues in each such period, were as follows:

	Nine Months Ended September 30,
	2018	2017	% Change
	U.S. $ in thousands
Research and development, net	$74,585	$69,652	7.1%
Selling, general & administrative	168,684	190,406	-11.4%
	$243,269	$260,058	-6.5%
Percentage of revenues	50.0%	53.2%

Research and development expenses, net increased by $4.9 million, or 7.1%, to $74.6 million for the nine months ended September 30, 2018, compared to $69.7 million for the nine months ended September 30, 2017. The amount of research and development expenses constituted 15.3% of our revenues for the nine months ended September 30, 2018, as compared to 14.2% for the nine months ended September 30, 2017.

Selling, general and administrative expenses decreased by $21.7 million, or 11.4%, to $168.7 million for the nine months ended September 30, 2018, as compared to $190.4 million for the nine months ended September 30, 2017. The amount of selling, general and administrative expenses constituted 34.7% of our revenues for the nine months ended September 30, 2018, as compared to 38.9% for the nine months ended September 30, 2017.

The decrease in our selling, general and administrative expenses was primarily driven by the gain of $7.0 million from the Solidscape divestment, lower commissions and payroll related expenses, as well as the gain of $1.6 million that resulted from the sale of one of our facilities in Minnesota.

Operating Loss

Operating loss and operating loss as a percentage of our total revenues for the nine months ended September 30, 2018 and 2017, were as follows:

	Nine Months Ended September 30,
	2018	2017
	U.S. $ in thousands
Operating loss	$(5,044)	$(24,547)
Percentage of revenues	-1.0%	-5.0%

Operating loss amounted to $5.0 million for the nine months ended September 30, 2018 compared to an operating loss of $24.5 million for the nine months ended September 30, 2017. The decrease in operating loss was primarily attributable to lower operating expenses for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017 and the gains from the sale of Solidscape and our facility in Minnesota, as discussed above.

Financial Income (expense), net

Financial expense, net, which was primarily comprised of effects of foreign currencies, interest income and interest expense, amounted to $0.1 million, and financial income, net, of $0.4 million, for the nine months ended September 30, 2018 and 2017, respectively.

Income Taxes

Income taxes and income taxes as a percentage of net loss before taxes for the nine months ended September 30, 2018 and 2017, as well as the percentage change in each reflected thereby, were as follows:

	Nine Months Ended
	September 30,
	2018	2017
	U.S. $ in thousands		Change in %
Income tax expense	$1,110	$5,205	-78.7%
As a percent of loss before income taxes	-21.5%	-21.5%	0.0%

We had a negative effective tax rate of 21.5% for the nine-month period ended September 30, 2018 and for the nine-month period ended September 30, 2017. Our effective tax rate was primarily impacted by different geographic mixes of earnings and losses.

Share in Losses of Associated Companies

Share in losses of associated companies reflects our proportionate share of the earnings of unconsolidated entities accounted for by using the equity method of accounting. During the nine months ended September 30, 2018, our proportionate share of the earnings of our equity method investments was $11.2 million compared to $1 million in the nine months ended September 30, 2017. The difference is primarily due to in-process research and development (IPR&D) write-offs.

Net Loss Attributable to Stratasys Ltd. and Net Loss Per Share

Net loss attributable to Stratasys Ltd., and diluted net loss per share, for the nine months ended September 30, 2018 and 2017, were as follows:

	Nine Months Ended September 30,
	2018	2017
	U.S. $ in thousands
Net loss attributable to Stratasys Ltd.	$(17,271)	$(30,001)

Percentage of revenues	-3.6%	-6.1%

Diluted net loss per share	$(0.34)	$(0.57)

Net loss attributable to Stratasys Ltd. was $17.3 million for the nine months ended September 30, 2018 compared to net loss of $30.0 million for the nine months ended September 30, 2017. The decrease in the net loss attributable to Stratasys Ltd. was primarily attributable to decreased operating expenses and income tax expenses, partially offset by an increase in share in losses of associated companies, as described above. In computing our loss per share for the nine months ended September 30, 2018, we adjusted the net loss attributable to Stratasys Ltd. downwards by $0.9 million due to an excess redemption amount of redeemable non-controlling interest.

Diluted net loss per share was $0.34 and $0.57 for the nine months ended September 30, 2018 and 2017, respectively. The weighted average fully diluted share count was 53.7 million for the nine months ended September 30, 2018, compared to 52.8 million for the nine months ended September 30, 2017.

Supplemental Operating Results on a Non-GAAP Basis

The following non-GAAP data, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding merger, acquisition and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Reconciliation of GAAP to Non-GAAP Results of Operations

The following tables present the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Three Months Ended September 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$78,928	$5,545	$84,473	$75,239	$6,598	$81,837
	Operating income (loss) (1,2)	3,350	4,815	8,165	(6,873)	14,933	8,060
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(679)	6,383	5,704	(10,157)	14,299	4,142
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.01)	$0.12	$0.11	$(0.19)	$0.27	$0.08

(1)	Acquired intangible assets amortization expense		5,221			5,688
	Non-cash stock-based compensation expense		351			642
	Reorganization and other related costs		(27)			72
	Merger and acquisition related expense		-			196
			5,545			6,598

(2)	Acquired intangible assets amortization expense		2,532			2,593
	Non-cash stock-based compensation expense		3,662			4,256
	Change in fair value of obligations in connection with acquisitions		-			65
	Gain from divestiture, net of transaction costs		(7,016)
	Reorganization and other related costs		92			383
	Merger and acquisition related expense		-			1,038
			(730)			8,335
			4,815			14,933

(3)	Corresponding tax effect		(750)			(836)

	Acquired intangible assets amortization and write-off related to equity method investments		2,318			202
			$6,383			$14,299

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,769		53,992	53,012		53,664

		Nine Months Ended September 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$238,225	$16,852	$255,077	$235,511	$19,996	$255,507
	Operating income (loss) (1,2)	(5,044)	28,750	23,706	(24,547)	47,708	23,161
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(17,271)	33,789	16,518	(30,001)	45,729	15,728
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.34)	$0.65	$0.31	$(0.57)	$0.86	$0.29

(1)	Acquired intangible assets amortization expense		15,645			17,081
	Non-cash stock-based compensation expense		1,180			2,084
	Reorganization and other related costs		27			303
	Merger and acquisition related expense		-			528
			16,852			19,996

(2)	Acquired intangible assets amortization expense		7,629			7,725
	Non-cash stock-based compensation expense		10,526			12,049
	Change in fair value of obligations in connection with acquisitions		-			1,378
	Gain from divestiture, net of transaction costs		(7,016)
	Reorganization and other related costs		631			2,667
	Merger and acquisition related expense		128			3,893
			11,898			27,712
			28,750			47,708

(3)	Corresponding tax effect		(2,661)			(2,571)
	Acquired intangible assets amortization and write-off related to equity method investments		7,700			592
			$33,789			$45,729

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,716		53,820	52,827		53,521

Liquidity and Capital Resources

A summary of our statement of cash flows is as follows:

	Nine Months Ended September 30,
	2018	2017
	U.S. $ in thousands
Net loss	$(17,453)	$(30,377)
Depreciation and amortization	45,902	49,791
Deferred income taxes	(3,733)	(3,086)
Stock-based compensation	11,706	14,133
Other non-cash item, net	9,280	(5,022)
Change in working capital and other items	(654)	15,431
Net cash provided by operating activities	45,048	40,870
Net cash used in investing activities	(20,163)	(19,767)
Net cash used in financing activities	(2,978)	(1,630)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,801)	3,011
Net change in cash, cash equivalents and restricted cash	20,106	22,484
Cash, cash equivalents and restricted cash, beginning of period	329,359	280,623
Cash, cash equivalents and restricted cash, end of period	$349,465	$303,107

Our cash, cash equivalents and restricted cash balances increased to $349.5 million on September 30, 2018 from $329.4 million on December 31, 2017. The increase in cash and cash equivalents in the nine months ended September 30, 2018 was primarily due to net cash provided by operating activities in an amount of $45.0 million, partially offset by net cash used in investing activities of $20.2 million and net cash used in financing activities of $3.0 million.

Our cash, cash equivalents and restricted cash balances increased to $303.1 million at September 30, 2017 from $280.6 million at December 31, 2016.

Cash flows from operating activities

We generated $45.0 million of cash from operating activities during the nine months ended September 30, 2018. This cash generated by our operating activities reflects our $17.5 million net loss for this period, as adjusted to eliminate non-cash charges including depreciation and amortization of $45.9 million, share in losses of associated companies of $11.2 million, stock-based compensation expense of $11.7 million and non-cash gain from divestitures of $7.9 million. In addition, changes in our working capital balances and other assets and liabilities decreased our cash flow provided by operating activities by $0.7 million. The only slight impact of the changes in our working capital balances reflect our close monitoring of our operating working capital including effective collection efforts.

We generated $40.9 million of cash from operating activities during the nine months ended September 30, 2017. That cash generated by our operating activities reflected our $30.4 million net loss for that period, as adjusted to eliminate non-cash charges such as $49.8 million of depreciation and amortization and $14.1 million of stock-based compensation expense, as well as $15.4 million of changes in our working capital balances and other assets.

Cash flows from investing activities

We used $20.2 million of cash in our investing activities during the nine months ended September 30, 2018. Cash was primarily used to invest $18.9 million to purchase property and equipment. Our principal property and equipment purchases were for our new buildings complex under construction in Rehovot, Israel. The new facility in Rehovot, Israel, which will contain two buildings, houses our Israeli headquarters, research and development facilities and certain marketing activities.

In addition, we used $13.0 million of cash for investments in unconsolidated entities during the nine months ended September 30, 2018. Cash used was partially offset by net proceeds of $9.0 million received from the divestiture of Solidscape and $3.8 million of cash that we received from the sale of one of our operational facilities in Minnesota.

We used $19.8 million of cash in our investing activities during the nine months ended September 30, 2017. Cash was primarily used to invest $15.9 million to purchase property and equipment and for certain strategic investments in unconsolidated entities.

Cash flows from financing activities

We used $3.0 million of cash in our financing activities during the nine months ended September 30, 2018. Cash used for financing activities was mainly attributable to the quarterly repayments of our long-term loan in an amount of $3.9 million.

We used $1.6 million of cash in our financing activities during the nine months ended September 30, 2017. Cash used for financing activities was mainly attributable to the quarterly repayments of our long-term loan in an amount of $2.8 million and to finance our payments for obligations in connection with acquisitions in an amount of $1.5 million. Cash provided by financing activities was mainly attributable to proceeds of $2.6 million from the exercise of stock options.

Capital resources and capital expenditures

Our total current assets amounted to $647.7 million as of September 30, 2018, of which $349.5 million consisted of cash, cash equivalents and restricted cash. Total current liabilities amounted to $163.8 million. Most of our cash and cash equivalents are held in banks in Israel, Switzerland and the U.S.

The credit risk related to our accounts receivable is limited due to the relatively large number of customers and their wide geographic distribution. In addition, we seek to reduce the credit exposure related to our accounts receivable by credit limits, credit insurance, ongoing credit evaluation and account monitoring procedures.

We believe that we will have adequate cash and cash equivalents to fund our ongoing operations and that these sources of liquidity will be sufficient to satisfy our capital expenditure and debt service requirements for the next twelve months.

Long-Term Bank Loan and Credit Line

In December 2016, we entered into a secured loan agreement with Bank Hapoalim Ltd. in connection with our new office facility in Israel, which agreement we refer to as the Bank Loan Agreement. Pursuant to the Bank Loan Agreement, our company borrowed $26 million initially in December 2016, which we refer to as the Bank Loan, and secured a credit line for an additional $24 million, or the Credit Line. Any loans drawn upon the Credit Line will be under similar terms as the Bank Loan. The Bank Loan will mature in December 2023 and is payable in equal consecutive quarterly principal installments of principal and accrued interest. Any early repayment of the Bank Loan is subject to, within the initial three year term of the Bank Loan, a maximum 1% penalty of the amount prepaid. The repayment of the Bank Loan is secured by a first-priority lien on all of our company’s rights in the property of our new office facility in Israel. The Bank Loan bears interest at the rate of LIBOR plus 3.35%. The Bank Loan Agreement contains customary representations and warranties, affirmative covenants and negative covenants, which include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions with respect to the property secured by the lien. The Bank Loan Agreement also contains customary events of default that entitle the lender to cause any or all of our company's indebtedness to become immediately due and payable and to foreclose on the lien, and includes customary grace periods before certain events are deemed events of default. Borrowings under the Bank Loan Agreement were mainly used for the financing of our new facility in Israel. As of September 30, 2018, we had borrowed $10 million under the Credit Line.

We believe that we were in compliance with all of the covenants under the Bank Loan Agreement, including those related to the Bank Loan and Credit Line, as of September 30, 2018.

Critical Accounting Policies

We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our 2017 Annual Report. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-Looking Statements and Factors That May Affect Future Results of Operations

Certain information included in or incorporated by reference into the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is appended, or the Form 6-K, may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of the Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the extent of our success at introducing new or improved products and solutions that gain market share;

●	the extent of growth of the 3D printing market generally;

●	impairments of goodwill or other intangible assets in respect of companies that we acquire;

●	changes in our overall strategy, including as related to any reorganization activities and our capital expenditures;

●	the impact of shifts in prices or margins of the products that we sell or services we provide;

●	the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire;

●	the impact of competition and new technologies;

●	global market, political and economic conditions, and in the countries in which we operate in particular;

●	government regulations and approvals;

●	litigation and regulatory proceedings;

●	infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us;

●	the extent of our success at maintaining our liquidity and financing our operations and capital needs;

●	impact of tax regulations on our results of operations and financial condition; and

●

those factors referred to in Item 3.D, “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2017 Annual Report, as well as in the 2017 Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2017 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Reference is made to Item 11, “Quantitative and Qualitative Disclosures about Market Risk” in our 2017 Annual Report.

LEGAL PROCEEDINGS

We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters, which we deem to be material to our company, see Note 12-“Contingencies” in the notes to our unaudited condensed consolidated financial statements attached as Exhibit 99.1 to the Form 6-K.